EXHIBIT 99.1

RedHill Biopharma Announces Definitive Agreement for $2.5 Million Private Placement From Broadfin Capital LLC

TEL-AVIV, Israel, Dec. 31, 2013 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) (the "Company" or "RedHill"), an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs, today announced that it has entered into a definitive agreement with Broadfin Capital LLC ("Broadfin") for the sale of RedHill's American Depository Shares ("ADSs") and warrants in a private placement transaction (the "Private Placement") for a sum of $2.5 million.

Proceeds from the financing will be used for general working capital and for research and development related purposes, including the clinical development of RedHill's lead gastrointestinal programs, RHB-104 for Crohn's disease and RHB-105 for H. pylori infection, both currently undergoing Phase III studies in the U.S.

The Private Placement is expected to close on or before January 11, 2014, subject to the satisfaction of certain customary closing conditions. The transaction is on the same terms as the terms agreed in the $6 million private placement transaction with OrbiMed Israel Partners Limited Partnership announced yesterday and described in RedHill's Report on Form 6-K submitted to the Securities and Exchange Commission (the "SEC") on December 30, 2013. Upon the closing of the Private Placement, in exchange for gross proceeds of $2.5 million, RedHill will issue Broadfin a total of 263,160 units, each consisting of one ADS1 and a warrant to purchase 0.4 of an ADS ("Unit"), at a purchase price of $9.50 per Unit. RedHill will issue to Broadfin warrants to purchase 105,264 ADSs in the aggregate, which will have a three-year term and be exercisable at a price per ADS of $11.

The Units, ADSs and warrants offered in the Private Placement and the ADSs issuable upon the exercise of the warrants have not been registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States unless such sale is made pursuant to an effective registration statement filed with the SEC or pursuant to an applicable exemption from SEC registration requirements. The Company has agreed to file a registration statement with the SEC covering the ADSs sold in the Private Placement and the ADSs issuable upon exercise of the warrants sold in the Private Placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs. The Company's current pipeline of proprietary products includes: (i) RHB-103 - an oral thin film formulation of a leading drug for the treatment of acute migraines, with a U.S. NDA accepted for review by the FDA in June 2013 and a PDUFA date of February 3, 2014, (ii) RHB-102 - a once-daily oral pill formulation of a leading chemotherapy and radiotherapy-induced nausea and vomiting prevention drug, planned for U.S. NDA submission in the first quarter of 2014, (iii) RHB-104 - a combination antibiotic therapy in oral capsule formulation, with potent intracellular, antimycobacterial and anti-inflammatory properties for the treatment of (a) Crohn's disease, with a first Phase III trial currently underway, (b) multiple sclerosis (MS), with a Phase IIa proof of concept trial currently underway, (c) rheumatoid arthritis (RA), with plans for a Phase IIa proof of concept trial, and (d) systemic lupus erythematosus, (iv) RHB-105 - a combination therapy in oral capsule formulation for Helicobacter pylori infection, with a Phase III trial currently underway, (v) RHB-106 - an encapsulated formulation for bowel preparation (laxative) ahead of colonoscopy and other GI procedures, and (vi) RHB-101 - a once-daily formulation of a leading congestive heart failure and high blood pressure drug. For more information please visit: www.redhillbio.com

1 Each ADS represents 10 ordinary shares

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and the Company's current and best understanding of the regulatory status and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company under their respective licensing agreements; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing; (xi) competitive companies, technologies and the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on From 20-F filed with the SEC on February 19, 2013, and its Reports on Form 6-K. Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         PR contact (U.S.):
         Lauren Glaser
         Vice President
         The Trout Group
         +1-646-378-2972
         lglaser@troutgroup.com